UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Ledger ATS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

862 Patriot Drive #A
(No. and Street)

Moorpark	CA	93021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel White 646-530-8311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste.2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Ledger ATS LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel A. White
Signature

CEO/President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AZURE LABBE
COMM. # 2244141
NOTARY PUBLIC-CALIFORNIA
VENTURA COUNTY
My Commission Expires MAY 27, 2022

AMERICAN LEDGER ATS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

AMERICAN LEDGER ATS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2020

TABLE OF CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
American Ledger ATS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Ledger ATS, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

March 26, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

AMERICAN LEDGER ATS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Assets	
Cash	$ 159,271
Prepaid Expenses	1,134
Total Assets	$ 160,405

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Due to Related Party	$ 13,222
Total Liabilities	13,222
Members' Capital	147,183
Total Liabilities and Members' Capital	$ 160,405

See Accompanying Notes to Financial Statements.

AMERICAN LEDGER ATS LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

Revenues	$ -
Expenses	
Professional Fees	23,750
Occupancy Expenses	9,000
Other Expenses	1,531
Regulatory Fees	2,037
Total Operating Expenses	36,318
Net Loss	$ (36,318)

See Accompanying Notes to Financial Statements.

AMERICAN LEDGER ATS LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2020

Balance - January 1, 2020	$	183,501
Net Loss		(36,318)
Balance - December 31, 2020	$	147,183

See Accompanying Notes to Financial Statements.

AMERICAN LEDGER ATS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities		
Net Loss	$	(36,318)
Adjustments to Reconcile Net Loss to Net Cash used by Operating Activities:		
Decrease in Prepaid Expenses		537
Increase in Due to Related Party		1,963
Net Cash used by Operating Activites		(33,818)
Net Decrease in Cash		(33,818)
Cash - Beginning of Year		193,089
Cash - End of Year	$	159,271

See Accompanying Notes to Financial Statements

AMERICAN LEDGER ATS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note (1) - Nature of business:

American Ledger ATS LLC, formally Creditstation ATS, LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company was inactive during 2020 but formerly engaged in providing various data processing services for trading of fixed income securities.

As a limited liability company, the members' liability is limited to the members' capital contribution.

Note (2) - Summary of significant accounting policies:

(A) Revenue recognition:

The Financial Accounting Standards Board ('FASB') has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue as data processing services are rendered, as this satisfies the only performance obligation identified in accordance with this standard.

(B) Cash:

The Company maintains its cash in a high-quality financial institution. Balances at times may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk.

(C) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Note (2) Summary of significant accounting policies – cont'd

(D) Income taxes:

The Company is a limited liability company, and as such, is treated as a partnership by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial members for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company files a partnership tax return for federal tax purposes. Accordingly, no provision is made for income taxes in the financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

(E) Subsequent events evaluation:

Management has evaluated subsequent events through the date the financial statements were issued.

Note (3) - Related Party:

The Company has a lease with an affiliate to occupy space at $750 per month based on a month to month lease. Rent expense paid to affiliate for the year ended December 31, 2020 was $9,000. At December 31, 2020, the due to related party of $13,222 arose primarily from this lease arrangement.

Note (4) - Net Capital Requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $146,049 which exceeded its requirement of $5,000 by $141,049. The Company had a ratio of aggregate indebtedness to net capital of .09 to 1 at December 31, 2020.

Note (5) – Economic Risks:

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short- term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

AMERICAN LEDGER ATS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2020

SCHEDULE I

Members' Capital			$	147,183
Non-allowable Assets:				
Prepaid Expenses	$	1,134		
Total Non-Allowable Assets				1,134
Net Capital				146,049
Minimum Net Capital Requirement - the greater of $5,000 or 6.67% of aggregate indebtness.				5,000
Excess Net Capital			$	141,049
Percentage of Aggregate Indebtness to Net Capital				9.05%
Total Aggregrate Indebtedness			$	13,222

Reconciliation with the Company's Computation of net capital included in Part IIA of Form X-17-a-5 as of December 31, 2020: There is no significant difference between net capital reported in Part IIA of Form X-17-a-5 as of December 31, 2020 and net capital as reported above.

AMERICAN LEDGER ATS LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2020

SCHEDULE II

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
American Ledger ATS, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) American Ledger ATS, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) American Ledger ATS, LLC stated that American Ledger ATS, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. American Ledger ATS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Ledger ATS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 26, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

AMERICAN LEDGER ATS LLC'S ANNUAL EXEMPTION REPORT

I, as a member of management of American Ledger ATS LLC (the "Company") am responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". I have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

I have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staffs FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted no revenue business activities throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Daniel A. White

Daniel White, CEO

MARCH 28, 2021